Delisting Determination,The Nasdaq Stock Market, LLC, January 25, 2017, Forbes Energy Services Ltd. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Forbes Energy Services Ltd. (the Company), effective at the opening of the trading session on February 6, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staffs determination on September 27, 2016. The Company appealed the determination to a Hearing Panel. On November 17, 2016, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on November 21, 2016.